FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

IMPORTANT NOTICES

Concurrently with the filing Report on Form 6-K (this "Report"), Hunter Maritime Acquisition Corp. (the "Company") is filing a supplement to the proxy materials, dated October 5, 2018 (the "Proxy Materials"), relating to its special meeting of shareholders to be convened on October 31, 2018 (the "Special Meeting"). At the Special Meeting, the Company will ask its shareholders to consider and vote on the (i) Extension Amendment and (ii) IMTA Amendment (together,  the "Shareholder Proposals"). Terms used but not defined in this Report have the meanings ascribed to them in the supplement to the Proxy Statement, which is attached to this Report as Exhibit 99.1.

The Company is also conducting the Extension Tender Offer for the Class A common shares to allow shareholders the opportunity to redeem their shares, if and when the Shareholder Proposals are approved, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, or $10.125 per share. In order to effect the Extension Amendment and the IMTA Amendment, the Company must complete the Extension Tender Offer, which is conditioned upon, among other things, no more than 14,173,100 Class A common shares having been validly tendered and not properly withdrawn at the expiration date of the Tender Offer.  The Extension Tender Offer is being made pursuant to a tender offer statement on Schedule TO and other offer documents that the Company filed on October 5, 2018. An amendment to the Schedule TO and a supplement to the related Offer to Purchase will be filed promptly following the filing of this Report in order to amend certain terms of the Extension Tender Offer and information relating thereto. The description of the Extension Tender Offer contained in this Report is not an offer to buy or the solicitation of an offer to sell securities. The Schedule TO, as amended (including the Offer to Purchase, the supplement thereto, the related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the Extension Tender Offer. These materials will be distributed free of charge to all shareholders of Hunter. In addition, all of these materials (and all other materials filed by Hunter with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Hunter is mailing to its shareholders the supplement to the Proxy Materials in order to reflect, among other things (i) the increase of the purchase price per Class A common share in the Extension Tender Offer from $10.00 to $10.125 as a result of the Purchase Price Contribution, (ii) the increased Withdrawal Amount as a result of the increase in purchase price per Class A common share in the Extension Tender Offer, and (ii) the Monthly Extension Contribution.

Shareholders of Hunter are urged to read the Proxy Materials and Extension Tender Offer documents, including the amendments and supplements thereto, and the other relevant materials before making any investment decision with respect to the Shareholder Proposals and the Extension Tender Offer because such documents and materials will contain important information about the Shareholder Proposals and the Extension Tender Offer.

This Report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "potential" and "should," as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Hunter as of the date of this Report and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Hunter's views as of any subsequent date and Hunter undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•
the risk that more than 14,173,100 Class A common shares will be validly tendered and not properly withdrawn prior to the expiration date of the Extension Tender Offer which would then cause the Company to terminate the Extension Tender Offer;

•	the risk that shareholders do not approve the Shareholder Proposals, which would then cause the Company to terminate the Extension Tender Offer;
•	the risk that governmental and regulatory review of the Extension Tender Offer documents may result in the inability of Hunter to close the Extension Tender Offer by November 23, 2018;
•	the ability of Hunter to effect the Shareholder Proposals or consummate a business combination;
•	the risk that a condition to consummation of the Shareholder Proposals may not be satisfied or waived;
•	the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders;
•	the risk that the NCF Merger is not completed;
•	potential changes in the legislative and regulatory environments; and
•	potential volatility in the market price of the Class A common shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required under applicable securities laws, including Rule 13e-4 under the Securities Exchange Act of 1934, as amended, Hunter undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP.
Dated: October 23, 2018
/s/ Ludovic Saverys By: Ludovic Saverys Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Supplement to Proxy Materials